Filed by Blue Owl Capital Corporation III
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Capital Corporation III
Commission File No. 814-01345
File No. of Related Registration Statement: 333-281609
1 NYSE: OBDE Post-Merger Portfolio Composition - OBDC and OBDE At fair value unless otherwise indicated. Numbers may not sum due to rounding. Pro forma as of September 30, 2024. Definition of pro forma can be found on page 19 under Important Information. OBDC OBDE Combined Company Total Investments – Fair Value $13,447,536 $4,249,075 $17,696,611 Number of Portfolio Companies 219 185 232 Asset Type % First Lien 76% 85% 78% % Second Lien 5% 5% 5% % Unsecured 2% 2% 2% % Preferred Equity 3% 3% 3% % Common Equity 11% 5% 9% % Joint Ventures 3% <1% 2% Position Size Top 10 Position Sizes - % 25% 21% 22% Top 15 Position Sizes - % 32% 29% 29% Top 25 Position Sizes - % 44% 42% 40% Average Position Size - % 0.5% 0.5% 0.4% Internal Risk Ratings Level 1 - % 6% 10% 7% Level 2 - % 87% 85% 86% Level 3 - % 6% 5% 6% Level 4 - % 1% <1% 1% Level 5 - % <1% <1% <1% Level 1 and 2 - % 93% 94% 93% Non-Accruals % Debt Investments – Cost 2.1% 0.3% 1.7% % Debt Investments – Fair Value 0.7% 0.2% 0.5% Number of Portfolio Companies 5 1 5

2 NYSE: OBDE Post-Merger Portfolio Composition - OBDC and OBDE (Cont’d.) At fair value unless otherwise indicated. Numbers may not sum due to rounding. Pro forma as of September 30, 2024. Definition of pro forma can be found on page 19 under Important Information. OBDC OBDE Combined Company Balance Sheet Total Assets $14,090,780 $4,464,334 $18,555,114 Net Assets $5,961,849 $1,910,745 $7,872,594 Cash $481,315 $151,341 $632,656 Total Debt Outstanding $7,836,556 $2,467,580 $10,304,136 Total Debt Committed $9,516,275 $2,852,000 $12,368,275 Net Leverage 1.23x 1.21x 1.23x Funding Mix (Committed Basis) Revolving Credit Facilities 28% 21% 26% SPV Facilities 3% 41% 12% CLOs 23% 9% 20% Unsecured Notes 46% 29% 42% Industry Diversification Internet Software and Services 11% 13% 12% Insurance 8% 11% 9% Food and Beverage 7% 5% 7% Healthcare Providers and Services 6% 8% 7% Healthcare Technology 6% 7% 6% Asset Based Lending and Finance 6% 1% 5% Manufacturing 5% 3% 5% Business Services 4% 7% 5% Buildings and Real Estate 4% 3% 4% Consumer Products 4% 3% 3%

Forward-Looking Statements
Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC (the “Adviser”) to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Adviser to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this letter on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.
Additional Information and Where to Find It
In connection with the Merger, OBDC and OBDE have filed with the SEC and intend to mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement contains important information about OBDC, OBDE, the Merger and related matters. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE

DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.
Participation in the Solicitation
OBDC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in the Joint Proxy Statement. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.
2